Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Ordinary Shares

of

TELVENT GIT, S.A.

at

$40.00 Net Per Share

by

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, JULY 19, 2011, UNLESS THE OFFER IS EXTENDED.

June 21, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”), to act as Information Agent in connection with Offeror’s offer to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 21, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended and supplemented, the “Letter of Transmittal,” and which, together with the Offer to Purchase, collectively constitute the “Offer”).

We request that you contact your clients for whose accounts you hold Shares registered in your name or in the name of your nominee regarding the Offer.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer to Purchase, dated June 21, 2011.

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, including the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to federal income tax backup withholding.

3. The notice of guaranteed delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the expiration of the Offer or if the procedures for book-entry transfer cannot be completed prior to the expiration of the Offer.

4. A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5. The letter to shareholders of Telvent from Ignacio González Dominguez, chief executive officer of Telvent, accompanied by Telvent’s Solicitation/Recommendation Statement on Schedule 14D-9.

6. A return envelope addressed to American Stock Transfer & Trust Company, LLC, as depositary for the Offer.

Certain conditions to the Offer are described in Section 15—”Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, July 19, 2011, unless the Offer is extended by Offeror.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates evidencing such Shares or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

Offeror will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), and Credit Agricole Securities (USA) Inc., the dealer manager for the Offer (the “Dealer Manager”) as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Offeror will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Offeror will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Offeror, Schneider Electric, the Depositary, the Information Agent, the Dealer Manager or any affiliate of any of them or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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